Exhibit 99.1
Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in April 2015

FCA US LLC Reports April 2015 U.S. Sales Increased 6 Percent; Best April Sales Since 2007

•	61st-consecutive month of year-over-year sales gains

•	Jeep® brand sales up 20 percent; best monthly sales ever

•	Jeep Cherokee sales increase 27 percent; best monthly sales ever

•	Dodge Challenger sales up 32 percent; best monthly sales ever

•	Nine FCA US vehicles post sales records in April

Auburn Hills, Mich., May 1, 2015 - FCA US LLC today reported U.S. sales of 189,027 units, a 6 percent increase compared with sales in April 2014 (178,652 units), and the group’s best April sales since 2007.

The Chrysler, Jeep® and Ram Truck brands each posted year-over-year sales gains in April compared with the same month a year ago. The Chrysler brand’s 26 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 61-consecutive months.

“We launched the spring selling season with nine vehicle sales records and a 6 percent year-over-year increase that extends our sales streak to 61-consecutive months of sales gains,” said Reid Bigland, Head of U.S. Sales. “Our all-new Jeep Renegade small SUV is off to an exceptional start with more than 4,200 units sold in its first full month in the market helping to propel our Jeep brand to its best monthly sales ever.”

Nine FCA US vehicles set records in the month of April, including the Dodge Challenger, which posted its best monthly sales ever. Challenger sales were up 32 percent in April compared with the same month a year ago. Likewise, the all-new Jeep Cherokee had its best monthly sales ever last month with its 27 percent increase. The Jeep Wrangler, Jeep Patriot, Chrysler 200, Dodge Dart, Dodge Journey, Ram pickup truck, and Ram ProMaster each recorded their best April sales ever. The 200 mid-size sedan achieved its record with a 348 percent year-over-year increase, the largest percentage increase of any FCA US vehicle in April.

FCA US finished the month of April with a 78-day supply of inventory (567,761 units). U.S. industry sales figures for April are internally projected at an estimated 17.0 million units Seasonally Adjusted Annual Rate (SAAR).

Chrysler Brand
Chrysler brand sales increased 26 percent, the brand’s best April sales since 2013 and its 10th-consecutive month of year-over-year sales gains. Sales of the Chrysler 200 were up 348 percent in April, the mid-size sedan’s best ever sales in the month of April and the largest year-over-year percentage gain of any FCA US vehicle in the month. It was the eight-consecutive month that the 200 logged record sales, including its all-time sales record in March of this year. The all-new 200 was named “Car of the Year” in April by the Rocky Mountain Automotive Press (RMAP) association. Also in April, the new Chrysler 300C Platinum made Ward’s prestigious 10 Best Interiors List for 2015.

Jeep® Brand
Jeep brand sales were up 20 percent, the brand’s best monthly sales ever and its 19th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in each month dating back to November 2013. Three Jeep brand vehicles set records in April. The Cherokee’s 27 percent increase resulted in its best monthly sales ever. The Wrangler and Patriot each logged their best ever sales in the month of April. With its 27 percent year-over-year increase, the new Cherokee had the largest sales percentage gain of any Jeep model for the month. The all-new Jeep Renegade, the most capable small sport utility vehicle (SUV), recorded 4,214 units sold in its first full month of sales.

The Renegade picked up a major award in its first full month in the market. The Renegade was named to the Ward’s 10 Best Interiors List for 2015 last month by editors of WardsAuto.com. In addition, the Renegade was named Northwest Outdoor Activity Vehicle of the Year and winner of the Compact Utility category in last month’s 21st-annual “Mudfest” competition hosted by the Northwest Automotive Press Association (NWAPA). The Cherokee was voted winner of the Family Utility class in the same competition.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup truck, Ram ProMaster, Ram ProMaster City, and Ram Cargo Van, were up 4 percent, the brand’s best April sales since 2005. Sales of the Ram ProMaster increased 43 percent, the full-size van’s best April sales since the vehicle was launched in October 2013. Sales of the Ram ProMaster City, which went on sale in January, continued to ramp up as greater volumes of the compact van arrived at Ram dealerships. Sales of the Ram pickup truck were up 3 percent in April, the pickup’s best ever sales in the month of April. The Ram 1500 EcoDiesel was named “Truck of the Year” last month by the Rocky Mountain Automotive Press (RMAP) association and was winner in the Pickups category at last month’s “Mudfest” competition hosted by the Northwest Automotive Press Association (NWAPA). The Ram Power Wagon was voted winner of the Extreme Capability category at Mudfest.

FIAT Brand
Sales of the Fiat 500L were flat in April, compared with the same month a year ago. FIAT brand sales, which include the Fiat 500 and 500L, were down 13 percent in April. Just in time for the spring and summer top-down driving season, the FIAT brand introduced in April the new Fiat 500 1957 Edition Cabrio. This new addition to the FIAT brand product lineup offers vintage Italian styling with open-air driving excitement, starting at $24,700 U.S. MSRP.

Dodge Brand
Sales of the Challenger were up 32 percent in April, the muscle car’s best monthly sales ever. The Dart posted its best ever sales in the month of April. Sales of the Dart were up 42 percent, the largest percentage sales gain of any Dodge brand vehicle in April. The Charger posted a 12 percent increase for its best April sales in seven years. Dodge brand sales were down 16 percent in April, compared with the same month a year ago, due in large part to model changeover at the Windsor Assembly Plant in Windsor, Ontario, where the Dodge Grand Caravan and Chrysler Town & Country are built.

FCA US LLC Sales Summary April 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	38	0	New	255	0	New
ALFA BRAND	38	0	New	255	0	New
500	2,498	3,041	-18%	10,493	11,514	-9%
500L	1,258	1,257	0%	4,301	4,209	2%
FIAT BRAND	3,756	4,298	-13%	14,794	15,723	-6%
200	18,850	4,204	348%	68,002	34,693	96%
300	3,801	4,795	-21%	16,708	17,795	-6%
Town & Country	5,053	12,968	-61%	24,927	41,962	-41%
CHRYSLER BRAND	27,704	21,967	26%	109,637	94,450	16%
Compass	4,124	5,367	-23%	18,530	19,124	-3%
Patriot	9,470	8,339	14%	39,162	28,813	36%
Wrangler	18,849	15,389	22%	60,967	50,063	22%
Cherokee	19,072	15,007	27%	67,285	51,103	32%
Grand Cherokee	16,030	15,652	2%	59,407	56,490	5%
Renegade	4,214	0	New	5,157	0	New
JEEP BRAND	71,759	59,754	20%	250,508	205,593	22%
Dart	8,571	6,024	42%	33,686	22,098	52%
Avenger	140	7,324	-98%	787	29,064	-97%
Charger	9,063	8,090	12%	35,281	33,046	7%
Challenger	6,771	5,122	32%	22,728	16,156	41%
Viper	56	97	-42%	231	255	-9%
Journey	8,661	7,846	10%	32,643	30,870	6%
Caravan	6,126	13,352	-54%	23,044	45,377	-49%
Durango	5,518	5,608	-2%	20,017	21,821	-8%
DODGE BRAND	44,906	53,463	-16%	168,417	198,687	-15%
Ram P/U	37,921	36,674	3%	139,432	133,580	4%
Cargo Van	182	1,263	-86%	2,805	3,040	-8%
ProMaster Van	1,764	1,233	43%	7,313	3,543	106%
ProMaster City	997	0	New	1,720	0	New
RAM BRAND	40,864	39,170	4%	151,270	140,163	8%

TOTAL FCA US LLC	189,027	178,652	6%	694,881	654,616	6%

TOTAL CAR	49,788	38,697	29%	188,171	164,621	14%
TOTAL TRUCK	139,239	139,955	-1%	506,710	489,995	3%

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com